900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

April 14, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amendment No. 1 to Registration Statement on Form S-1 for HomeAway, Inc.

Ladies and Gentlemen:

We are submitting this letter on behalf of HomeAway, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as a courtesy to the Staff in connection with the Company’s Registration Statement on Form S-1 (File No. 333-172783) (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by courier delivery to the Staff a copy of this letter and four marked copies of Amendment No. 1 (against the initial Registration Statement filed on March 11, 2011).

If you should have any questions regarding the above or the Registration Statement, please do not hesitate to call the undersigned at (512) 338-5401.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Brian H. Sharples
HomeAway, Inc.

Melissa Frugé
HomeAway, Inc.

Lynn Atchison
HomeAway, Inc.

Paul E. Hurdlow
DLP Piper LLP (US)

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